A year of growth

2006 ANNUAL REPORT

COMMUNITY BANCORP

Message from the Chairman

Dear Stockholder,

2006 was a very exciting year for the company. We had strong growth in both assets and net income, making this a record year. We reached a key milestone with the acquisition of a bank in the state of Arizona. This begins a new era for the company to operate in two states under two strong banking franchises, Community Bank of Nevada and our new subsidiary bank, Community Bank of Arizona. Now we are able to provide and expand our banking products and services in multiple states.

Community Bancorp expanded into Arizona with the acquisition of Cactus Commerce Bank in September 2006, which became Community Bank of Arizona in 2007. Our market presence in Nevada was strengthened with the acquisition of Valley Bancorp in October of 2006.

We continue to experience strong year-over-year growth, both organically and through acquisitions, while maintaining strong loan quality, increasing profitability and expanding our deposit base. For the past two years, we have been investing in the necessary infrastructure to support our growth and potential acquisitions, and we are now seeing the results.

Two of our key performance ratios in 2006, Return on Average Assets (ROAA) and Return on Average Equity (ROAE) were 1.40% and 11.56%, respectively. The company produced solid profitability with strong organic and acquisition growth in loans and deposits. Asset growth for 2006 was $678 million, or 76%, versus the prior year. Asset growth and current revenues have reached a level that provides a platform for enhanced performance in the coming year.

Community Bancorp continues to execute its long-term vision and market expansion strategy to maintain solid growth and performance in the coming years. We currently operate in two of the most dynamic, growth-oriented markets in the West: Las Vegas, Nevada and Phoenix, Arizona. Our experienced management team is focused on growing the bank and increasing the value of the company.

I express my steadfast appreciation to this dedicated team of management and employees for our continued success.

We are committed to our market, our employees, our customers and our stockholders. As our slogan says, BANK ON IT.

Sincerely,

Edward M. Jamison

Chairman of the Board, President & CEO

Community Bancorp Officers

Community Bank of Nevada Officers

From top left: Lawrence K. Scott, Executive Vice President, Chief Operating Officer; Barry L. Hulin, Executive Vice President, Corporate Relations; Thomas P. McGrath, Executive Vice President, Chief Risk Manager; Don F. Bigger, Executive Vice President, Chief Credit Administrator; Cathy Robinson, Executive Vice President; Edward M. Jamison, Chairman of the Board, President and Chief Executive Officer; Not Pictured: Patrick Hartman, Executive Vice President, Chief Financial Officer; Jeffrey R. Chase, Senior Vice President, Chief Accounting Officer

From top left: Bruce Ford, Executive Vice President, Chief Operating Officer; Don F. Bigger, Executive Vice President, Chief Credit Administrator; Joyce G. Smith, Executive Vice President, Chief Retail Banking Officer; Barry L. Hulin, Executive Vice President, Corporate Relations; Cathy Robinson, Executive Vice President, Chief Financial Officer; Thomas P. McGrath, Executive Vice President, Chief Risk Manager; Edward M. Jamison, Chairman of the Board; Lawrence K. Scott, President, Chief Executive Officer

From left: Jim Nelson, Executive Vice President, Chief Credit Officer; Edward M. Jamison, Chairman of the Board; Katherine M. Gimbel, Vice President, Chief Financial Officer; Gerald B. Ernst, President, Chief Executive Officer

Community Bank of Arizona Officers

Community Bancorp

2005

2006

Loan Portfolio

2005

2006

Deposit Mix

Financial Performance

Gains in Net Income

(Dollars in thousands)

EPS - Diluted

Strong Trends in Key Metrics

(Dollars in thousands)

Asset Growth

Loan Growth

Deposit Growth

Edward M. Jamison

Chairman of the Board, President & CEO

Community Bancorp

Executive Management

From left: Lawrence K. Scott, Executive Vice President, Chief Operating Officer; Cathy Robinson, Executive Vice President; Edward M. Jamison, Chairman, President and Chief Executive Officer; Not Pictured: Patrick Hartman, Executive Vice President, Chief Financial Officer

Board Of Directors

From top left: Jack M. Woodcock, Director; Dan H. Stewart, Director; Lawrence K. Scott, Director; Gary W. Stewart, Director; Russell C. Taylor, Director; Edward M. Jamison, Chairman of the Board, President and Chief Executive Officer; Jacob D. Bingham, Vice Chairman of the Board

Community Bank of Nevada Board of Directors

Edward M. Jamison Chairman of the Board

Jacob D. Bingham

Vice Chairman of the Board

Lawrence K. Scott Director, President and Chief Executive Officer

Dan H. Stewart Director

Gary W. Stewart Director

Russell C. Taylor Director

Jack M. Woodcock Director

Community Bank of Arizona Board of Directors

Edward M. Jamison Chairman of the Board

Gerald B. Ernst Director, President and Chief Executive Officer

LeRoy R. Aman Director

Leanne Appeldorn-March Director

Jacob D. Bingham Director

Dr. Hao Kenith Fang Director

Jim Nelson Director, Executive Vice President,

and Chief Credit Officer

COMMUNITY BANCORP

Not Pictured:

Philip Whitaker, Director

Nevada Branch Locations

City Centre I Corporate Headquarters

400 South 4th Street Las Vegas, NV 89101

Rainbow

1400 South Rainbow Boulevard Las Vegas, NV 89146

Maryland Parkway

2887 South Maryland Parkway Las Vegas, NV 89109

Summerlin

7676 West Lake Mead Boulevard Las Vegas, NV 89128

Russell

8945 West Russell Road Las Vegas, NV 89148

Sunset

4343 East Sunset Road Henderson, NV 89014

Decatur

5295 South Decatur Boulevard Las Vegas, NV 89118

Sahara

7580 West Sahara Avenue

Las Vegas, NV 89117

Stephanie

370 North Stephanie Street Henderson, NV 89014

Spanish Oaks

3500 West Sahara Avenue Las Vegas, NV 89102

Eastern Hills

10895 South Eastern Avenue

Suite 170

Henderson, NV 89052

Pahrump

3250 South Highway 160 Pahrump, NV 89048

Coming Soon: Centennial

5785 Centennial Center Boulevard Las Vegas, NV 89148

Arizona Branch Locations

Glendale

6666 West Peoria Avenue

Suite 101

Glendale, AZ 85302

Coming Soon:

Fountain Hills

12625 North Saguaro Boulevard

Suite 106

Fountain Hills, AZ 85268

Central

2700 North Central Avenue

Suite 110

Phoenix, AZ 85004

Loan Production Offices

Phoenix

2375 East Camelback Road Suite 500 Phoenix, AZ 85016

San Diego

750 B Street

Suite 2850

San Diego, CA 92101

Commercial

Lending

Offices

City Centre

400 South 4th Street

Suite 110

Las Vegas, NV 89101

Stephanie

370 North Stephanie Street Henderson, NV 89014

Commercial Real Estate Office

8945 West Russell Road

Suite 300

Las Vegas, NV 89148

SBA Office

1400 South Rainbow Boulevard Las Vegas, NV 89146

Certified Public Accountants

McGladrey & Pullen, LLP 300 South 4th Street Suite 600 Las Vegas, NV 89101

Securities Counsel

Reitner, Stuart & Moore

1319 Marsh Street

San Luis Obispo, CA 93401

Transfer Agent

American Stock Transfer Attn: Mailroom Manager 59 Maiden Lane, Plaza Level New York, NY 10038 (800) 937-5449

Investor Relations

Patrick Hartman Executive Vice President Chief Financial Officer

Edward M. Jamison

Chairman of the Board

President

Chief Executive Officer

400 South 4th Street Suite 215

Las Vegas, NV 89101 (702) 878-0700

Annual

Stockholders

Meeting

May 17, 2007

12:30 p.m.

City Centre

400 South 4th Street

Suite 110

Las Vegas, NV 89101

COMMUNITY BANCORP

City Centre / Corporate Headquarters

400 S. 4th St., Suite 215, Las Vegas, NV 89101

Tel: 702.878.0700 / Fax: 702.947.3500

Community banknv.com

SBA Prefered Lender

Member FDIC

NASDAQ: CBON